

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 28, 2018

Jay A. Nudi
Chief Financial Officer
ODYSSEY MARINE EXPLORATION INC
5215 W. Laurel Street
Tampa, Florida 33607

>   **Re: Odyssey Marine Exploration Inc**
>   **Form 10-K for the year ended December 31, 2017**
>   **Filed on March 26, 2018**
>   **File No. 001-31895**

Dear Mr. Nudi:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

Division of Corporation Finance
Office of Transportation and Leisure